================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)

                        THE MONARCH MACHINE TOOL COMPANY
                                (Name of Issuer)


Common Shares, without par value                                609150107
 (Title of class of securities)                              (CUSIP number)


                            Gary K. Duberstein, Esq.
                             Greenway Partners, L.P.
                           277 Park Avenue, 27th Floor
                     New York, New York 10017 (212) 350-5100
       (Name, address and telephone number of person authorized to receive notices and communications)

                                September 4, 1996
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [x].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

================================================================================

- -----------------------------------         ------------------------------------
CUSIP No. 609150107                   13D               Page 2 of 22 Pages
- -----------------------------------         ------------------------------------

- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                     GREENWAY PARTNERS, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO.            13-3714238
       OF ABOVE PERSON

- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) [x]
                                                                      (b) [_]
- --------------------------------------------------------------------------------
   3   SEC USE ONLY
- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS:                            WC, OO
- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e):                                                 [_]
- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware

- --------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER:                     100,500
     SHARES
                ------- --------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER:                         0
    OWNED BY
                ------- --------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER:                100,500
   REPORTING
                ------- --------------------------------------------------------
  PERSON WITH     10    SHARED DISPOSITIVE POWER:                    0
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON:                                                 100,500
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                    [_]
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              2.7%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON:                                      PN
- --------------------------------------------------------------------------------

- -----------------------------------         ------------------------------------
CUSIP No. 609150107                   13D               Page 3 of 22 Pages
- -----------------------------------         ------------------------------------

- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                     GREENTREE PARTNERS, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO.            13-3752875
       OF ABOVE PERSON

- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) [x]
                                                                      (b) [_]
- --------------------------------------------------------------------------------
   3   SEC USE ONLY
- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS:                            WC, OO
- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e):                                                 [_]
- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware

- --------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER:                     42,100
     SHARES
                ------- --------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER:                        0
    OWNED BY
                ------- --------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER:                42,100
   REPORTING
                ------- --------------------------------------------------------
  PERSON WITH     10    SHARED DISPOSITIVE POWER:                   0
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON:                                                 42,100
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                    [_]
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              1.1%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON:                                      PN
- --------------------------------------------------------------------------------

- -----------------------------------         ------------------------------------
CUSIP No. 609150107                   13D               Page 4 of 22 Pages
- -----------------------------------         ------------------------------------

- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                     GREENHOUSE PARTNERS, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO.            13-3793447
       OF ABOVE PERSON

- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) [x]
                                                                      (b) [_]
- --------------------------------------------------------------------------------
   3   SEC USE ONLY
- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS:                            WC, AF, OO
- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e):                                                 [_]
- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware

- --------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER:                           0
     SHARES
                ------- --------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER:                   100,500
    OWNED BY
                ------- --------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER:                      0
   REPORTING
                ------- --------------------------------------------------------
  PERSON WITH     10    SHARED DISPOSITIVE POWER:              100,500
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON:                                                 100,500
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                    [_]
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              2.7%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON:                                      PN
- --------------------------------------------------------------------------------

- -----------------------------------         ------------------------------------
CUSIP No. 609150107                   13D               Page 5 of 22 Pages
- -----------------------------------         ------------------------------------

- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                     GREENHUT, L.L.C.
       S.S. OR I.R.S. IDENTIFICATION NO.            13-3793450
       OF ABOVE PERSON

- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) [x]
                                                                      (b) [_]
- --------------------------------------------------------------------------------
   3   SEC USE ONLY
- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS:                            WC, AF, OO
- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e):                                                 [_]
- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware

- --------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER:                          0
     SHARES
                ------- --------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER:                   42,100
    OWNED BY
                ------- --------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER:                     0
   REPORTING
                ------- --------------------------------------------------------
  PERSON WITH     10    SHARED DISPOSITIVE POWER:              42,100
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON:                                                 42,100
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                    [_]
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              1.1%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON:                                      OO
- --------------------------------------------------------------------------------

- -----------------------------------         ------------------------------------
CUSIP No. 609150107                   13D               Page 6 of 22 Pages
- -----------------------------------         ------------------------------------

- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                     GREENBELT CORP.
       S.S. OR I.R.S. IDENTIFICATION NO.            13-3791931
       OF ABOVE PERSON

- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) [x]
                                                                      (b) [_]
- --------------------------------------------------------------------------------
   3   SEC USE ONLY
- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS:                            OO
- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e):                                                 [_]
- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware

- --------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER:                     150,000
     SHARES
                ------- --------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER:                         0
    OWNED BY
                ------- --------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER:                150,000
   REPORTING
                ------- --------------------------------------------------------
  PERSON WITH     10    SHARED DISPOSITIVE POWER:                    0
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON:                                                 150,000
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                    [_]
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              4.0%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON:                                      CO
- --------------------------------------------------------------------------------

- -----------------------------------         ------------------------------------
CUSIP No. 609150107                   13D               Page 7 of 22 Pages
- -----------------------------------         ------------------------------------

- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                     GREENSEA OFFSHORE, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON

- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) [x]
                                                                      (b) [_]
- --------------------------------------------------------------------------------
   3   SEC USE ONLY
- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS:                            WC, OO
- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e):                                                 [_]
- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION:                   Cayman Islands

- --------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER:                     35,000
     SHARES
                ------- --------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER:                        0
    OWNED BY
                ------- --------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER:                35,000
   REPORTING
                ------- --------------------------------------------------------
  PERSON WITH     10    SHARED DISPOSITIVE POWER:                   0
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON:                                                 35,000
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                    [_]
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              0.9%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON:                                      PN
- --------------------------------------------------------------------------------

- -----------------------------------         ------------------------------------
CUSIP No. 609150107                   13D               Page 8 of 22 Pages
- -----------------------------------         ------------------------------------

- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                     GREENHUT OVERSEAS, L.L.C.
       S.S. OR I.R.S. IDENTIFICATION NO.            13-3868906
       OF ABOVE PERSON

- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) [x]
                                                                      (b) [_]
- --------------------------------------------------------------------------------
   3   SEC USE ONLY
- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS:                            WC, AF, OO
- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e):                                                 [_]
- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware

- --------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER:                          0
     SHARES
                ------- --------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER:                   35,000
    OWNED BY
                ------- --------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER:                     0
   REPORTING
                ------- --------------------------------------------------------
  PERSON WITH     10    SHARED DISPOSITIVE POWER:              35,000
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON:                                                 35,000
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                    [_]
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              0.9%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON:                                      OO
- --------------------------------------------------------------------------------

- -----------------------------------         ------------------------------------
CUSIP No. 609150107                   13D               Page 9 of 22 Pages
- -----------------------------------         ------------------------------------

- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                     Alfred D. Kingsley
       S.S. OR I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON

- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) [x]
                                                                      (b) [_]
- --------------------------------------------------------------------------------
   3   SEC USE ONLY
- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS:                            PF, AF, OO
- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e):                                                 [_]
- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION:                   United States

- --------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER:                           0
     SHARES
                ------- --------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER:                   327,600
    OWNED BY
                ------- --------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER:                      0
   REPORTING
                ------- --------------------------------------------------------
  PERSON WITH     10    SHARED DISPOSITIVE POWER:              327,600
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON:                                                 327,600
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                    [_]
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              8.7%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON:                                      IN
- --------------------------------------------------------------------------------

- -----------------------------------         ------------------------------------
CUSIP No. 609150107                   13D               Page 10 of 22 Pages
- -----------------------------------         ------------------------------------

- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                     Gary K. Duberstein
       S.S. OR I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON

- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) [x]
                                                                      (b) [_]
- --------------------------------------------------------------------------------
   3   SEC USE ONLY
- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS:                            PF, AF, OO
- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e):                                                 [_]
- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION:                   United States

- --------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER:                           0
     SHARES
                ------- --------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER:                   327,600
    OWNED BY
                ------- --------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER:                      0
   REPORTING
                ------- --------------------------------------------------------
  PERSON WITH     10    SHARED DISPOSITIVE POWER:              327,600
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON:                                                 327,600
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                    [_]
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              8.7%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON:                                      IN
- --------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D (the "Statement") relates to the common shares, without par value (the "Shares"), of The Monarch Machine Tool Company, an Ohio corporation (the "Company" or "Monarch"). The principal executive offices of the Company are located at 615 North Oak Street, Sidney, Ohio 45365.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed by and on behalf of Greenway Partners, L.P. ("Greenway"), Greentree Partners, L.P. ("Greentree"), Greenhouse Partners, L.P. ("Greenhouse"), Greenhut, L.L.C. ("Greenhut"), Greenbelt Corp. ("Greenbelt"), Greensea Offshore, L.P. ("Greensea"), Greenhut Overseas, L.L.C. ("Greenhut Overseas"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). Each of Greenway, Greentree and Greenhouse is a Delaware limited partnership. Each of Greenhut and Greenhut Overseas is a Delaware limited liability company. Greenbelt is a Delaware corporation. Greensea is an exempted limited partnership formed under the laws of the Cayman Islands. The principal business of Greenway, Greentree and Greensea is investing in securities. The principal business of Greenhouse is being the general partner of Greenway. The principal business of Greenhut is being the general partner of Greentree. The principal business of Greenhut Overseas is being the investment general partner of Greensea. The principal business of Greenbelt is managing a small number of accounts containing securities for which Greenbelt has voting and dispositive power, and, consequently, is the beneficial owner. The present principal occupation of each of Messrs. Kingsley and Duberstein is serving as the general partners of Greenhouse and members of both Greenhut and Greenhut Overseas. In addition, Mr. Kingsley is senior managing director, and Mr. Duberstein is managing director, of both Greenway and Greentree. Also, Mr. Kingsley is president, and Mr. Duberstein is vice president, secretary and treasurer of Greenbelt. During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of each of the Reporting Persons (other than Greensea) is 277 Park Avenue, 27th Floor, New York, New York 10017. The business address of Greensea is P.O. Box 1561, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

     Messrs. Kingsley and Duberstein are both citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Greenway purchased an aggregate of 100,500 Shares for total consideration (including brokerage commissions) of $983,898 derived from the capital of Greenway and margin indebtedness from Bear Stearns & Co. Inc.

     Greentree purchased an aggregate of 42,100 Shares for total consideration (including brokerage commissions) of $418,499 derived from the capital of Greentree and margin indebtedness from Bear Stearns & Co. Inc.

     Greensea purchased an aggregate of 35,000 Shares for total consideration (including brokerage commissions) of $341,850 derived from the capital of Greensea and margin indebtedness from Bear Stearns & Co. Inc.

     Accounts managed by Greenbelt purchased an aggregate of 150,000 Shares for total consideration (including brokerage commissions) of $1,496,097 derived from capital in the managed accounts and margin indebtedness from Bear, Stearns & Co. Inc., Fahnestock & Co. Inc. and Lehman Brothers.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The Reporting Persons have acquired the Shares of the Company because, in their opinion, such Shares are undervalued by the market. They intend to closely monitor developments at the Company, especially in connection with the search for a new chief executive officer and the implementation of any advice to the Company by the investment banking firm of Lehman Brothers, Inc. concerning methods for maximizing shareholder value.

     The Reporting Persons supported a shareholder proposal proposed by another shareholder at the 1995 Annual Meeting that called on the Company to engage an investment banker to advise on ways to maximize shareholder value. That proposal received over 40% of the vote. For the 1996 Annual Meeting, Greenway submitted the same shareholder proposal, stating in its submission to the Company:

     "We believe that engaging an investment banker with fresh ideas would be helpful to the Board of Directors. In our opinion, Monarch is an undervalued company with strong financials, which offer many options to an astute investment banker. Given the state of the machine tool industry and Monarch's position in it, we would urge the investment banker to give strong consideration to the sale of Monarch to a larger participant in the industry. Making Monarch part of a larger enterprise should unlock value through synergies and economies of scale. Potential buyers might include other machine tool companies such as Cincinnati Milacron or machinery companies such as Ingersoll Rand. Such potential purchasers could use stock and/or cash for an acquisition. Other alternatives to be explored might include a leveraged buy-out by management, possibly with the involvement of an employee stock ownership plan (ESOP)."

     The proposal by Greenway was not voted on at the 1996 Annual Meeting because the Company mooted it by hiring Lehman Brothers. However, the Reporting Persons are not aware of the public announcement of the implementation by the Company of any specific recommendations by Lehman Brothers to maximize shareholder value.

     Notwithstanding the foregoing, however, it does appear that a change is underway in terms of the leadership of the Company. According to the Company's Report to Shareholders for the Second Quarter 1996, dated July 30, 1996, Robert
J. Siewert resigned as president of the Company in May 1996 and David E. Lundeen, retired Vice President and Director of the Company, has been serving as Acting President and C.E.O. during the search for a permanent replacement.

     The Reporting Persons may discuss the Company from time to time with members of the management of the Company and their advisers, and may communicate with other shareholders and interested parties concerning the Company. Depending on future developments, the plans of the Reporting Persons may change.

     The Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 327,600 Shares constituting 8.7% of the outstanding Shares (the percentage of Shares owned being based upon 3,744,967 Shares outstanding at August 9, 1996 as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996). The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:

                                                          APPROXIMATE PERCENTAGE
       NAME                  NUMBER OF SHARES             OF OUTSTANDING SHARES
       ----                  ----------------             ---------------------
     Greenway                     100,500                        2.7%
     Greentree                     42,100                        1.1%
     Greenbelt                    150,000                        4.0%
     Greensea                      35,000                        0.9%


     Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

     Greenhut, as the general partner of Greentree, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greentree may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut, may be deemed to beneficially own Shares which Greenhut may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

     Greenhut Overseas, as the investment general partner of Greensea, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greensea may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut Overseas, may be deemed to beneficially own Shares which Greenhut Overseas may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

     Greenbelt has direct beneficial ownership of the Shares in the accounts which it manages. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own Shares which Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.


     (b) Greenway has the sole power to vote or direct the vote of 100,500 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

     Greentree has the sole power to vote or direct the vote of 42,100 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut and Messrs. Kingsley and Duberstein may be deemed to share with Greentree the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

     Greensea has the sole power to vote or direct the vote of 35,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut Overseas and Messrs. Kingsley and Duberstein may be deemed to share with Greensea the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

     Greenbelt has the sole power to vote or direct the vote of 150,000 Shares held in managed accounts and the sole power to dispose or direct the disposition of such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

     (c) Information concerning transactions in the Shares by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, except that dividends from, or proceeds from the sale of Shares in each respective account managed by Greenbelt will be delivered into each such respective account. No such individual account has an interest in more than five percent of the class of outstanding Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows: The respective partnership agreements of Greenway and Greentree each contains provisions whereby its general partner (i.e., Greenhouse in the case of Greenway and Greenhut in the case of Greentree) will receive annually a certain percentage of realized and unrealized profits, if any, derived from the partnership's investments. The agreements governing Greensea provide that Greenhut Overseas, as investment general partner, will receive annually a certain percentage of realized and unrealized profits, if any, derived from Greensea's investments. Greenbelt also receives annually a certain percentage of realized and unrealized profits, if any, resulting from the investments in each of its managed accounts.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

     1. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days.

     2. Joint Filing Agreement.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.


Dated:   September 13, 1996

GREENHOUSE PARTNERS, L.P.                    GREENWAY PARTNERS, L.P.
                                             By:  Greenhouse Partners, L.P.,
                                                    its general partner
By: /s/ Gary K. Duberstein
    Gary K. Duberstein, general              By: /s/ Gary K. Duberstein
      partner                                     Gary K. Duberstein, general
                                                    partner


GREENHUT, L.L.C.                             GREENTREE PARTNERS, L.P.
                                             By:  Greenhut, L.L.C., its general
                                                    partner
By: /s/ Gary K. Duberstein
     Gary K. Duberstein, Member              By: /s/ Gary K. Duberstein
                                                  Gary K. Duberstein, Member


GREENHUT OVERSEAS, L.L.C.                    GREENSEA OFFSHORE, L.P.
                                             By:  Greenhut Overseas, L.L.C., its
                                                    investment general partner

By: /s/ Gary K. Duberstein
     Gary K. Duberstein, Member              By: /s/ Gary K. Duberstein
                                                  Gary K. Duberstein, Member



                                             GREENBELT CORP.

                                             By: /s/ Alfred D. Kingsley
                                                  Alfred D. Kingsley, President


                                              /s/ Alfred D. Kingsley
                                                  Alfred D. Kingsley


                                              /s/ Gary K. Duberstein
                                                  Gary K. Duberstein

                                 EXHIBIT INDEX

Exhibit No.         Description
- -----------         -----------

     1. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days.

     2.   Joint Filing Agreement.





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